Exhibit 12.1

Simon Property Group, L.P. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	For the nine months ended
	September 30,		For the year ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Earnings:
Pre-tax income from continuing operations	1,350,922	806,675	$1,249,483	$755,248	$382,042	$603,141	$663,283

Add:
Distributions from unconsolidated entities	114,508	69,651	112,977	109,050	105,318	118,665	101,998

Amortization of capitalized interest	3,436	2,852	3,961	3,085	3,897	4,494	2,073

Fixed Charges	863,357	750,386	1,003,093	1,395,163	1,015,437	1,004,100	990,517
Less:
Income from unconsolidated entities	(87,368)	(57,353)	(255,058)	(88,057)	(32,617)	(32,246)	(128,752)

Minority interest in pre-tax (income) loss of subsidiaries that have not incurred fixed charges	(1,271)	(749)	(1,249)	(1,066)	3,993	(1,636)	(1,464)

Interest capitalization	(17,633)	(3,250)	(5,815)	(3,715)	(14,502)	(27,847)	(35,793)

Earnings	$2,225,951	$1,568,212	$2,107,392	$2,169,708	$1,463,568	$1,668,671	$1,591,862

Fixed Charges:
Portion of rents representative of the interest factor	10,192	10,118	13,752	13,669	8,870	8,783	8,872

Interest on indebtedness (including amortization of debt expense)	835,532	737,018	983,526	1,027,091	992,065	947,140	945,852

Interest capitalized	17,633	3,250	5,815	3,715	14,502	27,847	35,793

Loss on extinguishment of debt	0	0	0	350,688	0	20,330	0

Fixed Charges	$863,357	$750,386	$1,003,093	$1,395,163	$1,015,437	$1,004,100	$990,517

Ratio of Earnings to Fixed Charges	2.58x	2.09x	2.10x	1.56x	1.44x	1.66x	1.61x